UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                            SEC FILE NUMBER 000-24372

                           NOTIFICATION OF LATE FILING


(Check One):
|X| Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

               For Period Ended: March 31, 2000
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition  Report  on Form 10-Q
               [ ] Transition  Report on Form
               N-SAR For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant: Sundog Technologies, Inc.
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Former Name if Applicable: The Thorsden Group, Ltd.
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Address of Principal Executive Office (Street and Number):
               4505 South Wasatch Blvd.
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City, State and Zip Code:  Salt Lake City, Utah 84124
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PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [x]     (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]     (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;

 [x]     (c)      and the  accountant's  statement or other exhibit  required by
                  Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Need) SEC 1344 (6/94)

Prior to November 1999, Sundog Technologies, Inc., formerly known as The Thorsden Group, Ltd. (the "Company"), owned all of the outstanding capital stock of Qui Vive, Inc. ("QV"). In November 1999, QV issued preferred stock to a venture capitalist, creating minority interest in a previously wholly-owned subsidiary. On April 7, 2000, the Company sold all of its shares of common stock of QV to Envision Development Corporation in exchange for an approximately 20% interest in Envision Development Corporation. These two transactions have significantly complicated the preparation and audit of our financial statements. In addition, QV has a December 31, 1999 year-end, and we have a March 31, 2000 year-end, which means our auditors have had to perform additional procedures to bring the QV financial information forward to March 31, 2000. Our independent auditors, Mantyla McReynolds, have informed us that, as a result of the above-described factors, they will be unable to deliver a final audit report in advance of our June 29, 2000 filing deadline for our Annual Report on Form 10-K. (See the letter from Mantyla McReynolds attached hereto as Exhibit 99). In fact, as of the morning of June 29, 2000, we have not received a final audit report for our fiscal year ended March 31, 2000. Moreover, having not received a final audit report, we have not been able to complete preparing the additional explanatory notes and/or pro forma financial statements we believe are necessary to show the effect of our sale of QV. For these reasons, we are unable to file our Annual Report on Form 10-K on June 29, 2000 without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  Bryan T. Allen                      (801)                        583-4757
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   (Name)                           (Area Code)               (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                                  [ ] Yes [X] No

                            Sundog Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date June 29, 2000                            By /s/ Steve Russo
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                                                     Steve Russo
                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.